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                                 Exhibit 5(d)
                                 ------------

                      Terms of Sweep Account Arrangements
                  with National Financial Services Corporation.


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                      [Letterhead of National Financial]

                                                March 23, 1993

Mr. Tim Nicholson
President
Walnut Street Securities
1801 Park 270 Drive, Suite 220
P.O. Box 46902
St. Louis, MO 63146


Dear Tim:

As we have discussed in recent conversations, National Financial has developed the capability to permit Walnut Street customers to select one of the Walnut Street Money Market funds as a core sweep investment vehicle. This added feature can be offered to any of your customers with a regular brokerage account, and the National Financial IRA prototype as well. This letter documents the pricing associated with supporting the Walnut Street funds on National Financial's brokerage system.

It is our understanding that you would like us to support the following additional money market funds on the brokerage system:

              Fund Name                              Cusip
              ---------                              -----

           *  Walnut Street Prime Reserves            N/A

National Financial's services will include complete core fund processing and daily sweep functionality for these funds. All cash credits and debits will settle against a customer's balance in the Walnut Street money market fund account held on our system. All of the guidelines and limitations that currently apply to the existing Fidelity core funds (e.g. concerning additional purchases, exchanges, etc.), will apply to the Walnut Street funds held on the system.

National Financial's charges for these services will be based on the following fee schedule. Note that our fees will be charged on a "stepped up" basis, not aggregate assets.

              Average Daily Assets                   Processing Fee
              --------------------                   --------------

              First $100 million                     9 Basis points

              Additional Assets between
              $101-$200 million                      8 Basis points

              Additional Assets greater
              than $200 million                      6 Basis points



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March 23, 1993

For example, if the total assets in all Walnut Street money market funds linked to National Financial brokerage accounts was $300 million, our annual fee would be:

              $100 million @ 9 Basis Points =        $90,000
              $100 million @ 8 Basis Points =        $80,000
              $100 million @ 6 Basis Points =        $60,000

              Total $300 million =                   $230,000

The minimum annual fee for the service is $30,000. Accordingly, as long as the total Walnut Street money fund assets held on our system are less than $33.3 million, the $30,000 annual fee will be applicable.

Since National Financial's services should streamline the recordkeeping, administration and customer reporting processes performed by your Transfer Agent, you may pursue having all or a portion of our fees paid from the fund's operating expenses.

We are pleased to be able to offer Walnut Street Securities the unique opportunity to fully integrate the Walnut Street money market funds onto the brokerage system. I am available to discuss any of the aspects of our program with you. For your convenience, a duplicate copy of this letter is attached for you to confirm acceptance of the services provided in this letter.

                                                 Sincerely,


                                                 /s/ Jim Dario
                                                 Jim Dario
                                                 Relationship Manager
                                                 (617) 570-2379



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                                                May --, 1993



Joseph N. Barra
Vice President, Mutual Fund Operations
National Financial Service Corporation
82 Devonshire
Boston, Massachusetts 02019


Dear Mr. Barra:


      The undersigned Walnut Street Funds, Inc. (the "Fund"), understands that National Financial Service Company ("NFSC") will be providing certain sub-accounting and related services to certain shareholders of the Fund's Walnut Street Prime Reserve Fund series (the "Series") after the registration statement for the Series becomes effective. In connection with the provision of such services, NFSC must receive a quotation of the Series' daily dividend factor per share (the "Mil Rate") by 4:45 p.m. Eastern Standard Time on each Business Day (as defined in the Series' prospectus). NFSC must also receive the Mil Rate by such time on Friday for each weekend and on the last Business Day preceding each holiday for such holiday. If the Mil Rate is not received by the required time, NFSC will apply the prior Business Day's Mil Rate, and the application subsequently can be reversed and the correct rate applied only if NFSC receives an additional fee from the Fund.

      The Fund has retained The Bank of New York ("BONY") to calculate and disseminate the Mil Rate, and the Fund has instructed BONY to provide NFSC with the Mil Rate by the required time. The failure of BONY to provide the Mil Rate and related operational support to NFSC may result in claims, losses, or damages incurred by NFSC directly, or by the beneficial owners of shares of the Series for whom NFSC provides sub-accounting services. Accordingly, in consideration of NFSC's services to the Fund and certain of the Series' shareholders, the Fund agrees to indemnify and hold harmless NFSC for any such claims, losses, or damages, including reasonable attorney's fees, relating to or arising out of any failure of BONY to provide the Mil Rate to NFSC by 4:45 EST as set forth above.


                                          Very truly yours,

                                          The Walnut Street Funds, Inc.



                                          By:-------------------------------
                                             Timothy C. Nicholson, President